UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                             PLASMA-THERM, INC.
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                              (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)

                                 727900102
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                               (CUSIP Number)

                          ALLEN I. ISAACSON, P.C.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               MARCH 10, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 Pages

                             SCHEDULE 13D

CUSIP No.  727900102                          Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OERLIKON-BUHRLE HOLDING AG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        SWITZERLAND

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               (SEE ITEM 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             (SEE ITEM 5)

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        (SEE ITEM 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        (SEE ITEM 5)

14  TYPE OF REPORTING PERSON

        CO

                             SCHEDULE 13D

CUSIP No.  727900102                          Page 3 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OERLIKON-BUHRLE USA, INC.                 95-2549713

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               (SEE ITEM 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             (SEE ITEM 5)

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        (SEE ITEM 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%

14  TYPE OF REPORTING PERSON

        CO

     This Amendment No. 3 to Schedule 13D (which constitutes the Final Amendment) amends and supplements the Schedule 13D originally filed on December 30, 1999, as amended and supplemented by (i) Amendment No. 1 filed on January 27, 2000, and (ii) Amendment No. 2 filed on January 28, 2000 (the "Schedule 13D") by Oerlikon-Buhrle Holding AG, a company organized under the laws of Switzerland ("OBH"), Oerlikon-Buhrle USA, Inc., a Delaware corporation ("OBUSA") and a wholly-owned subsidiary of OBH, and Volcano Acquisition Corp., a Florida corporation ("Merger Sub") and a direct wholly owned subsidiary of OBUSA, relating to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $.01 per share ("Issuer Common Stock"), of Plasma-Therm, Inc., a Florida corporation (the "Issuer"), at $12.50 per Share in cash without interest, and the subsequent merger (the "Merger") of Merger Sub with and into Issuer upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of December 20, 1999, by and among OBUSA, Issuer and Merger Sub (the "Merger Agreement"). The Schedule 13D is hereby amended as follows:

     Item 4 and Items 5(a)-(c) are hereby amended and supplemented by the addition of the following information:

     On March 10, 2000, pursuant to the terms and conditions of the Merger Agreement, Merger Sub was merged with and into the Issuer such that Issuer became a wholly-owned subsidiary of Oerlikon-Buhrle USA, Inc. By virtue of the Merger, each Share (other than Shares held by Issuer or OBUSA or any of their respective subsidiaries and other than Shares held by shareholders, if any, who perfected their appraisal rights under the Florida Business Corporation Act) was converted into the right to receive $12.50 in cash, without interest thereon. Each share of the common stock, par value $.01 per share, of Merger Sub was, by virtue of the Merger, converted into one share of the common stock of the Issuer. As a result of the Merger, OBUSA now beneficially owns 100% of the outstanding shares of common stock of Issuer.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 99.1 --       Press Release, issued March 10, 2000






                             Page 4 of 6 Pages

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        OERLIKON-BUHRLE HOLDING AG


                                        By:  /s/ Thomas Emch
                                           -------------------------------
                                           Name:  Thomas Emch
                                           Title: General Counsel

                                        OERLIKON-BUHRLE USA, INC.


                                        By:  /s/ Beat Baumgartner
                                           -------------------------------
                                           Name:  Beat Baumgartner
                                           Title: Chairman and President

                                        VOLCANO ACQUISITION CORP.


                                        By:  /s/ Peter Ruof
                                           -------------------------------
                                           Name:  Peter Ruof
                                           Title: Secretary

Dated:  March 10, 2000






                             Page 5 of 6 Pages

                               EXHIBIT INDEX
                               -------------

          Exhibit No.           Description of Exhibit
          -----------           ----------------------

          Exhibit 99.1 --       Press Release, issued March 10, 2000




                             Page 6 of 6 Pages